Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 033-04711

PROSPECTUS SUPPLEMENT DATED April 2, 2004
(To Prospectus dated April 30, 1993)

TO:	All 401(k) Eligible LFG Employees (including field employees) and Planners

FROM:	Jon A. Boscia

DATE:	April 6, 2004

SUBJECT:	LNC Employees’ and Agents’ Savings and Profit Participation Plans 2003 Additional Match Deposit and 2004 Discretionary Match Methodology Change

2003 Additional Match Deposited
On March 11, I announced that the LNC Board of Directors approved an additional match of $1.00 for each eligible dollar you contributed to the Savings and Profit Sharing Plans (“401(k) Plans”) in 2003. Along with the basic match of .50 you received on eligible earnings each payday, this discretionary match brings the total match for 2003 to $1.50. The discretionary match was deposited into accounts on March 31. Instructions on how to look up the amount of your additional match are listed at the end of this memo.

2004 Discretionary Match Methodology Changes
In the past, the discretionary 401(k) match has been based on EPS performance of Lincoln relative to our peer group. However, the number of peer group companies continues to decrease due to consolidations within our industry and with fewer companies to compare our performance against, the performance of one company can result in a significant swing in our relative standing — either positively or negatively. As a result, the current methodology is no longer an appropriate reflection or assessment of our performance.

Employees’ 401(k) Plan
This year, we will use specific EPS growth targets when considering granting any additional match. The targets for 2004 are shown in the attached spreadsheet. For this purpose, EPS growth is defined as income from operations per diluted share.

Using a specific EPS growth target methodology accomplishes two important objectives. First, it more accurately reflects true growth and performance. Second, it provides specific measures that we can all embrace and use to assess our performance at any time.

Lincoln remains committed to rewarding true performance and this change supports our continuing drive to be a performance-based organization. If this new methodology was in place in 2003, the additional match would have been $1.00.

Agents’ 401(k) Plan
Lincoln Financial Advisors is still evaluating the methodology to be used for the discretionary company match for planners in light of its more complete review of planner compensation programs. At this time, LFA expects to continue to provide an opportunity for an additional discretionary company match in the 401(k) plan, but with criteria tied more closely to LFA performance. LFA expects to communicate more specifics regarding this match in the near future.

As I’ve said before, I am confident that our products and distribution channels place us in an excellent position to have a successful 2004 and look forward to your many accomplishments.

Viewing The Additional Match
To see the exact amount of your match deposit, visit the Wells Fargo Web site at http://RetirementPlan.WellsFargo.com and click on Activity Summary, then:

•	Enter 03/31/2004 (date of the deposit) in both the Start Date and End Date fields;
•	Enter *** in the Fund ID field;
•	Click Submit.

The discretionary company match amount will be shown in the Market Value column on the Contribution line. If you have questions, call the Wells Fargo Benefits Helpline at 888 245-9798.

Lincoln National Corporation
Employees’ Savings and Profit Sharing 401(k) Plan
2004

		Additional	Total
	Growth in EPS	Match	Match
Min	9%	$0.01	$0.51
Target	12%	$0.50	$1.00
Max	15%	$1.00	$1.50

Earnings per share is defined as income from operations per diluted share.

Potential
EPS Growth Rate	Payout
9%	$0.01
9.25%	$0.05
9.50%	$0.09
9.75%	$0.13
10.00%	$0.17
10.25%	$0.21
10.50%	$0.26
10.75%	$0.30
11.00%	$0.34
11.25%	$0.38
11.50%	$0.42
11.75%	$0.46
12.00%	$0.50
12.25%	$0.54
12.50%	$0.58
12.75%	$0.63
13.00%	$0.67
13.25%	$0.71
13.50%	$0.75
13.75%	$0.79
14.00%	$0.83
14.25%	$0.88
14.50%	$0.92
14.75%	$0.96
15.00%	$1.00